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                              January 17, 2023

       Edward J. Fitzgerald
       Chief Executive Officer
       EQT Exeter Real Estate Income Trust Inc.
       Five Radnor Corporate Center
       100 Matsonford Road, Suite 250
       Radnor, Pennsylvania 19087

                                                        Re: EQT Exeter Real
Estate Income Trust Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-11
                                                            Submitted December
23, 2022
                                                            CIK No. 0001946997

       Dear Edward J. Fitzgerald:

              We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to our comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-11

       Prospectus Summary, page 1

   1.                                                   Please refer to comment
15. We note your revised disclosure on page 15 regarding your ability to waive the
minimum initial investment to acquire Class I shares. It appears, however, that you have
not identified the "various factors" that you would consider with respect to any waiver
other than the relationship of the investor to you and your advisor.
                                                        Where you refer to
"various factors," please revise further to identify those factors.

              You may contact Peter McPhun at 202-551-3581 or Robert Telewicz at 202-551-3438 if
       you have questions regarding comments on the financial statements and related matters. Please
 Edward J. Fitzgerald
EQT Exeter Real Estate Income Trust Inc.
January 17, 2023
Page 2

contact Maryse Mills-Apenteng at 202-551-3457 or James Lopez at 202-551-3536 with any other questions.



FirstName LastNameEdward J. Fitzgerald                Sincerely,
Comapany NameEQT Exeter Real Estate Income Trust Inc.
                                                      Division of Corporation
Finance
January 17, 2023 Page 2                               Office of Real Estate &
Construction
FirstName LastName